Tantech Holdings Ltd

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000, People’s Republic of China

November 28, 2022

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Kuhar, Lynn Dicker, Jason Drory and Doris Stacey Gama

Re:	Tantech Holdings Ltd
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed July 18, 2022
Response Dated October 12, 2022
File No. 001-36885

Dear Mr. Kuhar:

In response to the comments set forth in the letter dated November 10, 2022 (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) regarding the above referenced Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”), we are writing to supply additional information and disclosures Tantech Holdings Ltd (the “Company”) plans to include in its amendment to the Form 20-F (the “Form 20-F/A”). For ease of reference, we have recited the Staff’s comments in this response and numbered them accordingly. Capitalized terms used herein shall have the meanings ascribed to them in the Common Letter unless otherwise defined herein.

Form 20-F for the Fiscal Year Ended December 31, 2021

Permissions Required from the PRC Authorities for Our Operations, page 4

1.	We note your response to our previous comment 3, specifically we note Company's analysis regarding who is subject to cybersecurity review by the Cyberspace Administration of China ("CAC"). We also note you conclude that "we don't believe we are not subject to the cybersecurity review by the CAC" while your analysis points to not being subject to review by the CAC. Please clarify whether you are or are not required to go through cybersecurity review by the CAC or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and in response is clarifying that the prior response contained an inadvertent typographical error. We confirm and restate our response that we believe we are not subject to the cybersecurity review by the CAC. The disclosure is revised as follows:

On July 10, 2021, the CAC published a revised draft revision to the Cybersecurity Review Measures for public comment, or the Revised Cybersecurity Measures. Under these measures, an operator having more than one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate the risk of critical information infrastructure, core data, important data, or a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public overseas. The procurement of network products and services, data processing activities and overseas listing should also be subject to cybersecurity review if they concern or potentially pose risks to national security. According to the effective Cybersecurity Review Measures, online platform/website operators of certain industries may be identified as critical information infrastructure operators by the CAC, once they meet standard as stated in the National Cybersecurity Inspection Operation Guide, and such operators may be subject to cybersecurity review. On December 28, 2021, the CAC, the National Development and Reform Commission (“NDRC”), and other government agencies jointly issued the final version of the Revised Measures for Cybersecurity Review, or the Measures, which took effect on February 15, 2022 and replaced the previously issued Revised Cybersecurity Review Measures. Under the Measures, an “online platform operator” in possession of personal data of more than one million users must apply for a cybersecurity review if it intends to list its securities on a foreign stock exchange. The operators of critical information infrastructure and the online platform operators (collectively, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. Pursuant to the Measures, we ~~don’t~~ believe we are not subject to the cybersecurity review by the CAC, given that (i) we possess personal information of a relatively small number of users in our business operations as of the date of this report, significantly less than one million users; and (ii) data processed in our business does not have a bearing on national security and thus shall not be classified as core or important data by the PRC authorities. We don’t believe that we are an Operator within the meaning of the Measures, nor do we control more than one million users’ personal information, and as such, we should not be required to apply for a cybersecurity review under the Revised Measures. Further, an expert interpretation of the Measures published at the CAC’s website on February 17, 2022 indicated no application review is required for operators that have been listed abroad before the implementation of the Revised Cybersecurity Measures. However, the Measures were just recently released and there is a general lack of guidance and substantial uncertainties exist with respect to their interpretation and implementation. Whether the data processing activities carried out by traditional enterprises (such as food, medicine, manufacturing, and merchandise sales enterprises) are subject to such review and the scope of the review remain to be further clarified by the regulatory authorities in the subsequent implementation process.

The PRC government recently initiated a series of regulatory actions and statements to regulate business operations in China, including adopting new measures to extend the scope of cybersecurity reviews, cracking down on illegal activities in the securities market, and expanding the efforts in anti-monopoly enforcement. The PRC government is increasingly focused on data security. In July 2021, the CAC opened cybersecurity probes into several U.S.-listed technology companies focusing on anti-monopoly regulation, and how companies collect, store, process and transfer data. On November 14, 2021, the CAC published the Draft Regulations on Network Data Security Management in November 2021 for public comments, which among other things, stipulates that a data processor listed overseas must conduct an annual data security review by itself or by engaging a data security service provider and submit the annual data security review report for a given year to the municipal cybersecurity department before January 31 of the following year. If the Draft Regulations on Network Data Security Management are enacted in the current form, we, as an overseas listed company, would be required to carry out an annual data security review and comply with the relevant reporting obligations. As of the date of this report, the draft regulations have been released for public comment only and have not been formally adopted. The final provisions and the timeline for its adoption are subject to changes and uncertainties. We have been closely monitoring the regulatory development in China, particularly regarding the requirements of approvals, annual data security review or other procedures that may be imposed on us. If any approval, review or other procedure is in fact required, we cannot assure our investors that we will be able to obtain such approval or complete such review or other procedure timely or at all. For any approval that we may be able to obtain, it could nevertheless be revoked and the terms of its issuance may impose restrictions on our operations and/or securities offerings. The PRC regulatory requirements with respect to cybersecurity and data security are constantly evolving and can be subject to varying interpretations and significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. Failure to comply with these cybersecurity and data privacy requirements in a timely manner, or at all, may subject us to government enforcement actions and investigations, fines, penalties, suspension or disruption of our operations.

On December 24, 2021, the CSRC issued the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”), collectively, the Draft Overseas Listing Rules, which are currently published for public comments only. According to the Draft Overseas Listing Rules, all China-based companies applying for overseas securities issuance, listing and post-listing capital operations shall be subject to statutory procedures, such as filing and information reporting requirement. After making initial applications with overseas stock markets for offerings or listings, all China-based companies shall file with the CSRC within three business days. In addition, overseas offerings and listings may be prohibited for such China-based companies when any of the following applies: (a) if the securities offerings and listings are prohibited by applicable PRC laws and rules; (b) if securities offerings and listings may constitute a threat to, or endanger national security as reviewed and determined by PRC authorities; (c) if there are material ownership disputes over applicants’ equity interests, major assets, core technologies or other items; (d) if a PRC company or its controlling shareholders or de facto controllers have committed certain crimes, under investigation for suspicion of major violations in the prior three years; (e) if any directors, supervisors, or senior executives of applicants have been subject to administrative punishments for severe violations, or are under investigations for crimes or major violations; or (f) other circumstances as provided. The Draft Administrative Provisions further provide that a fine between RMB 1 million and RMB 10 million may be imposed if a company fails to fulfil the filing requirements with the CSRC or conducts an overseas offering or listing in violation of the Draft Overseas Listing Rules. In the case of severe violations, an order to suspend relevant businesses or halt operations for rectification may be issued, and relevant business permits or operational license revoked. Overseas issuance and listings subject to the Draft Overseas Listing Rules include direct and indirect issuance and listings. We believe that the listing of our shares on Nasdaq Capital Market would be deemed an Indirect Overseas Issuance and Listing under the Draft Overseas Listing Rules and would be required to complete the filing procedures and submit the relevant information to CSRC if the final rules are promulgated as proposed in the current Draft Overseas Listing Rules. As of the date of this report, such rules have not become effective. In addition, after the rules take effect, we would only need to submit the filing materials and no CSRC approval would be required under the rules. Because we are relying on advice of PRC counsel, there is uncertainty inherent in relying on an opinion of counsel in connection with whether we are required to obtain permissions from a governmental agency that is required to approve of our operations and/or listings. In the event that an government approval is required, we cannot assure our investor that we will be able to receive clearance in a timely manner, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our common shares, cause significant disruption to our business operations, severely damage our reputation, materially and adversely affect our financial condition and results of operations and cause our shares to significantly decline in value or become worthless.

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please refer to prior comment 7 and amend your filing to include the audited December 31, 2019 period as soon as practically possible.

Response: The Company respectfully acknowledges the Staff’s comment and is providing an update on the status of the audits of the Company’s financial statements for the fiscal year ended December 31, 2019 (the “Financial Statements”) on which it is currently working with its auditor, YCM CPA. Based on the progresses made thus far, the Company anticipates the audits will be completed by December 20, 2022. Upon completion of the audit, an audit report opining on the Financial Statements will be included in the Form 20-F/A.

***

The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s counsel Anthony Basch (804.771.5725) with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Weilin Zhang
Weilin Zhang
Chief Financial Officer